Exhibit 12.1

Ratio of Earnings to Fixed Charges

(In thousands)

	Post- acquisition	Pre-acquisition				Predecessor
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	For the Period November 16 through December 31, 2002	For the Period January 1 through November 15, 2002	Year Ended December 31, 2001
Fixed Charges:
Interest expense	$11,337	$25,169	$40,856	$42,396	$3,727	$11,710	$13,502
Capitalized interest	50	31	511	209	(14)	416	639

Fixed Charges	$11,387	$25,200	$41,367	$42,605	$3,713	$12,126	$14,141

Earnings:
Add:
Income before income taxes	$16,150	$12,477	$8,580	$4,639	$1,277	$24,078	$34,589
Fixed charges (calculated above)	11,387	25,200	41,367	42,605	3,713	12,126	14,141
Deduct:
Capitalized interest	(50)	(31)	(511)	(209)	14	(416)	(639)

Earnings	$27,487	$37,646	$49,436	$47,035	$5,004	$35,788	$48,091

Ratio of Earnings to Fixed Charges[1]	2.41	1.49	1.20	1.10	1.35	2.95	3.40

(1)	Ratio of Earnings to Fixed Charges is computed by dividing Earnings by Fixed Charges. For purposes of this calculation, “Earnings” is Income Before Income Taxes plus Fixed Charges less capitalized interest. “Fixed Charges” is Interest expense plus Capitalized interest. This calculation differs from the Fixed Charge Coverage Ratio as defined in the Indenture.